SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
OPERATING INFORMATION BY SEGMENT
EXHIBIT 99.5
CONSOLIDATED STATEMENT OF INCOME
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOW
BUSINESS SEGMENTS INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-s(b) : 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : September 6, 2002	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

EXHIBIT 99.1 :	TotalFinaElf plans to Sell Swiss Service Stations to Tamoil (August 29, 2002).

EXHIBIT 99.2 :	TotalFinaElf contracts LNG Shipping Capacity for Snohvit (August 30, 2002).

EXHIBIT 99.3 :	TotalFinaElf’s Sales in the First Half of 2002.

EXHIBIT 99.4 :	TotalFinaElf Reports Second Quarter and First Half 2002 Results (September 4, 2002).

EXHIBIT 99.5 :	TotalFinaElf’s Second Quarter and First Half 2002 Consolidated Accounts, French GAAP (art. 215).

EXHIBIT 99.1

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf Plans to Sell Swiss Service Stations to Tamoll

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — August 29, 2002 — TotalFinaElf is pursuing its European strategy of focusing on expanding markets in which it holds a significant market share.

In Switzerland, TotalFinaElf currently operates 165 service stations under the Elf brand and 12 under the POCO brand, representing less than 3% of the market. TotalFinaElf has decided to sell these service stations and has signed an agreement for sale to that effect with Geneva-based Tamoil. Once the transaction has been completed, Tamoil, which generates sales of approximately 2.2 billion Swiss francs and owns a refinery in Collombey, will operate a network of 431 service stations in Switzerland.

The sale is subject to approval by Swiss antitrust authorities.

The disposal of the service stations will not affect TotalFinaElf’s other local operations, which include the marketing of LPG, fuel oil, lubricants, bitumen, aviation fuel, solvents and paraffin. The development of these businesses has made the Group a major player in these markets in Switzerland.

****

EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	TOTAL FINA ELF CONTRACTS LNG SHIPPING CAPACITY FOR SNØHVIT

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, August 30, 2002 - TotalFinaElf announces that its Norwegian subsidiary TotalFinaElf Exploration Norge has entered into a time charter party with a joint venture company owned by Leif Hoegh & Co and Mitsui OSK Lines for a 145,000 m3 LNG carrier to be built at Mitsubishi Heavy Industries. The vessel, designed to meet strict safety and environmental requirements for operation in the North Sea, will be built based on the Moss Rosenberg spherical tank design.

The contracting of this shipping capacity reinforces TotalFinaElf’s decision to market its own share of the LNG produced by the Snohvit gas project, offshore Norway, in which the Group holds an 18.4% equity interest. The LNG carrier will be delivered in January 2006 and will be primarily employed to transport the gas to TotalFinaElf customers in the growth markets of Europe and America.

TotalFinaElf is an established actor in the LNG market, with global sales of close to 6 million tonnes per year in 2001. The Group holds interests in five producing LNG plants around the world, located in the Middle East, Indonesia and in Nigeria.

*****

EXHIBIT 99.3

TOTALFINAELF’s SALES IN THE FIRST HALF OF 2002

1.   CONSOLIDATED SALES

	2002	2001
	TOTALFINAELF	TOTALFINAELF
	(million euros)	(million euros)

UPSTREAM
First quarter	6,749	7,337
Second quarter	6,731	6,713

	13,480	14,050

DOWNSTREAM
First quarter	15,268	18,515
Second quarter	17,755	20,249

	33,023	38,764

CHEMICALS
First quarter	4,823	5,378
Second quarter	5,263	5,351

	10,086	10,729

CORPORATE
First quarter	28	19
Second quarter	32	18

	60	37

Eliminations of internal sales
First quarter	-3,084	-3,927
Second quarter	-3,346	-3,970

	-6,430	-7,897

CONSOLIDATED SALES
First quarter	23,784	27,322
Second quarter	26,435	28,361

	50,219	55,683

Consolidated sales decreased by 10% to 50,219 million euros in the first half of 2002 from 55,683 million euros in the first half of 2001. This variance is primarily due to the 13% decrease in the average Brent oil price at 23.1 $/b in the first half of 2002 from 26.6 $/b a year ago. The dollar was stable relative to the euro with the average exchange rate remaining at $0.90 per euro for both periods.

2.   PARENT COMPANY’s SALES

	2002	2001
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	935	1,112
Second quarter	1,074	1,053

	2,009	2,165

SERVICES PERFORMED
First quarter	212	198
Second quarter	305	248

	517	446

TOTAL AMOUNT
First quarter	1,147	1,310
Second quarter	1,379	1,301

	2,526	2,611

EXHIBIT 99.4

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. : 33 (1) 47 44 37 76	TotalFinaElf Reports Second Quarter and First Half 2002 Results

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Second Quarter 2002, excluding non-recurring items

     •   Net Income: 1.63 billion euros, down 23%
     •   Earnings per share: 2.42 euros, down 20%

         11% increase in hydrocarbon production

First Half 2002, excluding non-recurring items

     •   Net Income: 3.05 billion euros, down 30%
     •   Earnings per share: 4.54 euros, down 26%

          9% increase in hydrocarbon production

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	Paris – September 4, 2002 – The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest met on September 3, 2002 to review the consolidated accounts for the Group’s second quarter and first half 2002.

Commenting on the results, Thierry Desmarest said :

“TotalFinaElf performed well given the downturn in the oil market environment. When we express our results in dollars in order to be comparable to our peers, the decrease in the second quarter 2002 earnings per share excluding non-recurring items was limited to 16% for TotalFinaElf versus a decrease in results announced by the other majors of 38% on average (...)

This performance highlights the importance of our self-help programs. In the second quarter 2002, TotalFinaElf increased oil and gas production by 11% despite the negative impact of OPEC quota reductions (...)

For the first half 2002, the decrease in earnings per share excluding non-recurring items, expressed in dollars, was 26% compared to an average decrease of 47% for the other majors.”

	Consolidated accounts TotalFinaElf

	2Q02	2Q01%		millions of euros	1H02	1H01%

	26,435	28,361	-7%	Sales	50,219	55,683	-10%

	2,845	3,779	-25%	Operating income from business segments (excluding non-recurring items)	5,277	7,527	-30%

	1,526	2,128	-28%	Net operating income from business segments (excluding non-recurring items)	2,882	4,427	-35%

2, place de la Coupole La Défense 6 92 400 Courbevoie France	1,632	2,127	-23%	Net income (Group share) excluding non-recurring items	3,051	4,333	-30%
Fax : 33 (1) 47 44 68 21
	1,503	2,501	-40%	Net income (Group share)	2,932	4,707	-38%

Catherine ENCK Tel. : 33 (1) 47 44 37 76	2.42	3.04	-20%	Earnings per share (euros) excluding non-recurring items	4.54	6.16	-26%

Thomas FELL Tel. : 33 (1) 47 44 47 57	2,100	2,387	-12%	Investments	4,209	4,820	-13%

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	463	1,948	-76%	Divestments at selling price	1,049	3,115	-66%

Patricia MARIE Tel. : 33 (1) 47 44 45 90	2,850	2,512	+13%	Cash flow from operating activities	5,308	7,084	-25%

Christine MELVILLE Tel. : 33 (1) 47 44 45 91	Non-recurring items

Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04
	2Q02	2Q01	millions of euros	1H02	1H01
Franklin BOITIER Tel. : 33 (1) 47 44 59 81
		Impact of non-recurring items on operating income

TOTAL FINA ELF S.A.	(16)	—	Restructuring charges	(16)	—
Capital 7 087 201 730 euros	(21)	—	Impairments	(21)	—
542 051 180 R.C.S. Nanterre	(9)	—	Other	(9)	—

www.totalfinaelf.com	(46)	—	Total	(46)	—

		Impact of non-recurring items on net income

	134	374	Gain on asset sales	277	374

	(47)	—	Toulouse plant impact	(149)	—

	(45)	—	Restructuring charges and early retirement plans	(76)	—

	(14)	—	Impairments	(14)	—

	(157)*	—	Other	(157)*	—

	(129)	374	Total	(119)	374

*	includes 151 M€ related to UK tax changes

Number of shares

2Q02	2Q01%		millions	1H02	1H01%

			Fully-diluted weighted-
673.0	700.1	- 4%	average shares	671.7	703.2	- 4%

	Oil market environment

2, place de la Coupole	2Q02	2Q01%			1H02	1H01%
La Défense 6 92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21	0.92	0.87	- 5%*	€/$	0.90	0.90	—

Catherine ENCK
Tel. : 33 (1) 47 44 37 76	25.0	27.3	- 8%	Brent ($/b)	23.1	26.6	- 13%

Thomas FELL				European refining
Tel. : 33 (1) 47 44 47 57	4.9	18.7	- 74%	margin TRCV ($/t)	3.6	16.9	- 79%

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00	*change in the dollar versus the euro

Patricia MARIE Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Second Quarter 2002 Results

All of the oil market parameters were weaker in the second quarter 2002 than in the second quarter 2001. The average Brent oil price fell by 8% to $25.0/b from $27.3/b. The European refining margin fell sharply to $4.9/t in the second quarter 2002 from $18.7/t in the second quarter 2001. The dollar depreciated by 5% relative to the euro, with the exchange rate averaging $0.92 per euro in the second quarter 2002 versus $0.87 per euro in the second quarter 2001.

Within this context, operating income from the business segments, excluding non-recurring items, fell by 25% to 2,845 million euros in the second quarter 2002 from 3,779 million euros in the second quarter 2001. Non-recurring items in the second quarter 2002 had an impact on operating income of -46 million euros, primarily comprised of Upstream write-downs (under FAS 144, which has superceded FAS 121 for impairments of fixed assets) and Downstream restructuring charges, following the consolidation of certain French refining and marketing subsidiaries.

Net operating income from the business segments excluding non-recurring items declined by 28% to 1,526 million euros in the second quarter 2002 from 2,128 million euros in the second quarter 2001.

Net income excluding non-recurring items fell by 23% to 1,632 million euros in the second quarter 2002 from 2,127 million euros in the same period last year.

	Earnings per share excluding non-recurring items, based on 673.0 million fully-diluted weighted-average shares in the second quarter 2002, fell by only 20% to 2.42 euros from 3.04 euros per share in the second quarter 2001. The limited decline reflects the positive impact of the Group’s share buy-backs.

During the second quarter 2002, TotalFinaElf bought back 2.39 million of its shares[1] for 0.38 billion euros. During the same period, the company implemented a 2.8 million share employee stock plan. At June 30, 2002, the number of fully-diluted shares was 673.6 million.

Reported net income declined to 1,503 million euros in the second quarter 2002 from 2,501 million euros in the same period of 2001. Non-recurring items had a negative impact of 129 million euros on second quarter 2002 versus a positive impact of 374 million euros on second quarter 2001 net income. Non-recurring items in the second quarter 2002 included gains on sales of financial participations, a charge related to recent changes in the UK tax regime for exploration and production activities, charges for Downstream and Chemicals restructuring, and an additional provision related to the Toulouse plant explosion.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	The impact of the crisis in Argentina was not reflected in a special charge during the first half of 2002. Ongoing negotiations concerning domestic prices for gas and power deliveries do not provide, at this stage, a basis to estimate with sufficient precision the possible impact on the value of the affected assets. TotalFinaElf’s operations in Argentina are limited relative to the scale of the Group.

First Half 2002 Results

The average euro-dollar exchange rate was stable at $0.90 per euro for both the first half 2002 and first half 2001. The average Brent oil price fell by 13% to $23.1/b in the first half 2002 from $26.6/b in the first half 2001. The European refining margin fell sharply to $3.6/t in the first half 2002 from $16.9/t in the first half 2001.

Operating income excluding non-recurring items declined by 30% to 5,277 million euros in the first half 2002 from 7,527 million euros in the first half 2001. This 2.2 billion euro decrease was due primarily to the 2.9 billion euro negative impact from changes in the oil market environment, partially offset by 0.7 billion euros of self-help benefits, composed of 0.5 billion euros from production growth and 0.2 billion euros from synergies and productivity gains.

The overall negative impact of changes in the oil market environment included:

•  - 1.3 billion euros due to lower hydrocarbon prices (including 0.2 billion euros for the negative gas price lag),
•  - 1.0 billion euros due to lower refining margins,
•  - 0.3 billion euros due to the deterioration of the Chemicals environment,
•  - 0.3 billion euros for other elements[2].

Net operating income from the business segments excluding non-recurring items fell by 35% to 2,882 million euros in the first half 2002 from 4,427 million euros in the first half 2001. The percentage decrease in net operating income was larger than the decrease in pre-tax operating income because Upstream, which has a higher tax rate than Downstream or Chemicals, has increased its proportionate share of operating income.

Net income excluding non-recurring items fell by 30% to 3,051 million euros in the first half 2002 from 4,333 million euros in the first half 2001. The percentage decline in net income was less than the decline in net operating income largely because of the lower net interest expense.

Earnings per share excluding non-recurring items, based on 671.7 million fully-diluted weighted-average shares for the first half 2002, decreased to 4.54 euros from 6.16 euros in the first half 2001, a limited decline of 26% that reflects the positive impact of the Group’s buy-back program.

[1] includes 2.04 million shares used to cover stock option program)

[2] marketing (- 0.1 B€), shipping (- 0.1 B€) and other Downstream (- 0.1 B€)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57
Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
During the first half 2002, TotalFinaElf bought back 4.99 million of its shares[3] for 0.78 billion euros During the same period, the company implemented a 2.8 million share employee stock plan.

Reported net income was 2,932 million euros in the first half 2002 compared to 4,707 million euros in the first half of 2001. Non-recurring items had a negative impact of 119 million euros on the first half 2002.

The return on capital employed from the business segments calculated for the twelve months ended June 30, 2002 was 14% compared to 22% for the twelve months ended June 30, 2001.

The return on equity calculated for the twelve months ended June 30, 2002 was 19%.

The net-debt-to-equity ratio at June 30, 2001 was 28.2% compared to 29.5% at March 31, 2002.

Upstream[4]

Upstream operating income excluding non-recurring items fell by 16% to 4,341 million euros in the first half 2002 from 5,158 million euros in the first half 2001. Strong production growth partially offset the impact of lower hydrocarbon prices.

Net operating income excluding non-recurring items from the Upstream segment fell by 17% to 2,267 million euros in the first half 2002.

Hydrocarbon production rose by 9.1% to 2,394 thousand barrels of oil equivalent per day (kboe/d) in the first half 2002 from 2,194 kboe/d in the first half 2001.

Production growth was primarily due to a number of start-ups, including Elgin-Franklin, Nuggets, and Huldra in the North Sea, Girassol in Angola, the Sincor upgrader in Venezuela, South Pars in Iran, and Deir Ez Zor gas in Syria.

In Europe, highlights of the first half 2002 included a significant gas and condensate discovery made on Block 3/15 (the greater Alwyn area) in the UK North Sea, first production from the K1A gas field in the Dutch North Sea, and a rearrangement of interests in the fields within the Oseberg zone in the Norwegian North Sea that allowed the company to have a 10% interest in all of the Oseberg zone fields.

In the CIS, TotalFinaElf signed agreements with the Russian company Yukos to explore the Shatsky zone in the Black Sea, the Anglo Siberian Oil Company for the purchase of its interest in the Vankor field[5] in Siberia, and the BTC partnership to acquire a 5% interest in the proposed pipeline that will link Baku, Azerbaijan to Ceyhan, Turkey.

In the Middle East, the South Pars offshore gas and condensate field (Phases 2 and 3) in Iran began production in March, and the Dorood project started production in May. In Syria, the Dezgas project, intended to commercialize the gas production from the Deir Ez Zor region, reached full capacity. In Oman, TotalFinaElf was awarded a 100% interest in the exploration Block 34. In Qatar, development of the northern zone of the Al Khalij field was launched after the Group increased its interest to 100%.

In Africa, the highlight has been the rapid increase in production from the Girassol field on Block 17 offshore Angola. In Nigeria, a significant deep offshore discovery was made on OPL 222, and the final investment decision was approved for the 4th and 5th natural gas liquefaction trains at the Bonny LNG plant.

[3]	includes 2.04 million shares used to cover stock option program

[4]	the Upstream segment encompasses Exploration-Production and Gas & Power

[5]	pending final approval

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

In North America, TotalFinaElf was awarded 20 exploration blocks in Alaska’s National Petroleum Reserve Area (NPRA).

In South America, first production of synthetic crude from the Sincor upgrader began in March 2002 and production is ramping up according to plan.

2Q02	2Q01%		Upstream - Key Figures	1H02	1H01%

2,387	2,146	+11%	Hydrocarbon production (kboe/d)	2,394	2,194	+9%
1,576	1,424	+11%	• Liquids (kb/d)	1,567	1,450	+8%
4,443	3,942	+13%	• Gas (Mcfd)	4,524	4,067	+11%
2,325	2,585	-10%	Operating income (M€) excluding non-recurring items	4,341	5,158	-16%
1,201	1,314	-9%	Net operating income (M€) excluding non-recurring items	2,267	2,736	-17%
1,556	1,509	+3%	Investments (M€)	3,199	3,347	-4%
106	228	-54%	Divestments (M€) at selling price	329	380	-13%
1,705	2,075	-18%	Cash flow from operating activities (M€)	3,397	4,190	-19%

Downstream6

Downstream operating income excluding non-recurring items fell by 67% to 573 million euros in the first half 2002 from 1,760 million euros in the first half 2001.

The decrease in operating income was due largely to the sharp decline in European and American refining margins and, to a lesser extent, to marketing margins, specialty product sales and shipping. Ongoing synergy and productivity gains served to partially offset the impact of the severe downturn in the market environment.

Net operating income excluding non-recurring items declined by a similar proportion, 66%, to 468 million euros in the first half 2002 from 1,365 million euros in the first half 2001.

Taking into account the weak market conditions in the first half 2002 as well as the refinery turn-arounds, throughput volume declined by 3% to 2.42 Mb/d in first half 2002 versus the same period last year.

In July, TotalFinaElf signed an agreement with Agip and Galp that involved the sale of the TOTAL-branded network in Spain and the acquisition of stations in Portugal and Italy. As a result of these actions, TotalFinaElf will increase its market share in Portugal from 2% to 6% and in Italy from 6% to 7%. In August, the Group sold its service station network in Switzerland.

[6]	the Downstream segment encompasses Refining-Marketing and Trading-Shipping

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

2Q02	2Q01%		Downstream - Key Figures	1H02	1H01%

2,435	2,478	-2%	Refinery throughput* (kb/d)	2,422	2,486	-3%
278	904	-69%	Operating income (M€) excluding non-recurring items	573	1,760	-67%
218	668	-67%	Net operating income (M€) excluding non-recurring items	468	1,365	-66%
228	375	-39%	Investments (M€)	360	504	-29%
47	60	-22%	Divestments (M€) at selling price	82	982	-92%
805	849	-5%	Cash flow from operating activities (M€)	1,386	1,857	-25%

* including share of Cepsa

Chemicals

Sales for the Chemicals segment decreased by 6% to 9,905 million euros in the first half 2002 from 10,488 million euros in the first half 2001.

Operating income fell by 40% to 363 million euros in the first half 2002 from 609 million euros in the first half 2001. The deterioration in the Chemicals environment had a negative impact on the order of 0.3 billion euros. The decrease was driven primarily by the sharp fall in base chemical margins to historic lows. Self-help programs partially offset this impact.

The Intermediates were affected by the economic slowdown, while the Specialties showed a slight increase in operating income in the first half 2002 as compared to the same period last year.

Net operating income excluding non-recurring items declined to 147 million euros in the first half 2002, a 55% decrease from the same half last year.

A rebound in petrochemical margins has been observed in Europe since May 2002.

2Q02	2Q01%		Chemicals - key figures	1H02	1H01%

5,157	5,205	-1%	Sales (M€)	9,905	10,488	-6%
242	290	-17%	Operating income (M€) excluding non-recurring items	363	609	-40%
107	146	-27%	Net operating income (M€) excluding non-recurring items	147	326	-55%
284	346	-18%	Investments (M€)	540	746	-28%
9	34	-74%	Divestments (M€) at selling price	41	112	-63%
48	313	-85%	Cash flow from operating activities (M€)	38	680	-94%

Summary & Outlook

First half 2002 investments for the business segments were 4.10 billion euros, with Upstream accounting for 78% of the total. Exploration-Production investments for 2002 are in line with objectives. Gas & Power investments are lower.

Divestments in the first half 2002, at selling price, were 1.05 billion euros, being comprised primarily of sales of financial participations.

Free cash flow[7] in the first half 2002 was 2.15 billion euros.

The divestment objective for 2002 is confirmed at 2 billion euros.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90	From January to August 2002, TotalFinaElf bought back 10.06 million[8] of its own shares for 1.51 billion euros. The buy-back program for the full-year 2002 targets 2.5% of the share capital.

In the third quarter 2002, the oil market environment remained mixed. Oil prices have been rising since the beginning of the year while the dollar has weakened against the euro. Refining margins are still at very low levels while petrochemical margins have rebounded recently.

Realization of growth and synergies/productivity programs progressed satisfactorily and in line with announced objectives. The first half 2002 production level and the continued progress by the Upstream segment allow confirmation of the full-year objective to increase hydrocarbon production by 10% in 2002 versus 2001.

Christine MELVILLE Tel. : 33 (1) 47 44 45 91	• • •

Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04

Franklin BOITIER Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	The June 30, 2002 interim financial statements are available on the TotalFinaElf website. These financial statements have been the subject of a limited review by our auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of the TotalFinaElf Group. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. The TotalFinaElf Group does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

To listen to the presentation by Thierry Desmarest to financial analysts today at 11:00 a.m. (Paris time), please visit www.totalfinaelf.com or dial + 44 (0) 208 401 1043 from Europe and +1 303 713 7929 from the US (access code: TotalFinaElf). For a replay, visit the company website or dial 44 (0) 208 288 44 59 (access code: 107 212) from Europe and +1 703 736 7336 (access code: 107 212) from the US.

[7]	free cash flow = cash flow from operating activities + divestments - investments

[8]	includes 2.91 million shares used to cover stock option program

OPERATING INFORMATION BY SEGMENT

SECOND QUARTER AND FIRST HALF 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

	Upstream

	Combined liquids and gas production by region

	2Q02	2Q01	%	in kboe/d	1H02	1H01	%

	889	730	+22%	Europe	889	754	+18%

	662	610	+9%	Africa	672	622	+8%

	43	53	-19%	North America	42	50	-16%

2, place de la Coupole	212	229	-7%	Far East	220	227	-3%
La Défense 6
92 400 Courbevoie France	389	372	+5%	Middle East	400	393	+2%
Fax: 33 (1) 47 44 68 21

Catherine ENCK	187	147	+27%	South America	166	142	+17%
Tel. 33 (1) 47 44 37 76
	5	5	—	Rest of world	5	6	—
Thomas FELL
Tel.: 33 (1) 47 44 47 57
	2,387	2,146	+11%	Total production	2,394	2,194	+9%
Sophie LE CONG NEN-ALIOT
Tel.: 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE	Liquids production by region
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX	2Q02	2Q01	%	in kb/d	1H02	1H01	%
Tel: 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04	472	407	+ 16%	Europe	464	407	+14%

Franklin BOITIER	594	547	+ 9%	Africa	600	556	+8%
Tel.: 33 (1) 47 44 59 81
	5	7	—	North America	5	7	—
TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros	22	28	- 21%	Far East	23	27	-15%
542 051 180 R.C.S. Nanterre
	350	338	+ 4%	Middle East	358	355	+1%
www.totalfinaelf.com
	128	92	+ 39%	South America	112	92	+22%

	5	5	—	Rest of world	5	6	—

	1,576	1,424	+ 11%	Total production	1,567	1,450	+8%

	Gas production by region

	2Q02	2Q01%		In Mcfd	1H02	1H01%

	2,266	1,745	+30%	Europe	2,315	1,871	+24%

	363	330	+10%	Africa	381	349	+9%

	203	232	-13%	North America	199	225	-12%

	1,091	1,156	-6%	Far East	1,124	1,147	-2%

	202	181	+12%	Middle East	215	203	+6%

	318	298	+7%	South America	290	272	+7%
2, place de la Coupole
La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	—	—	—	Rest of world	—	—	—

Catherine ENCK Tel. : 33 (1) 47 44 37 76	4,443	3,942	+13%	Total production	4,524	4,067	+11%

Thomas FELL Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	Downstream

Patricia MARIE Tel. : 33 (1) 47 44 45 90	Refinery throughput by region

Christine MELVILLE Tel. : 33 (1) 47 44 45 91	2Q02	2Q01%		in kb/d	1H02	1H01%

Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49	931	1,027	-9%	France	921	1,030	-11%

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	1,203	1,174	+2%	Rest of Europe	1,202	1,172	+3%

Franklin BOITIER Tel. : 33 (1) 47 44 59 81	301	277	+9%	Rest of world	299	284	+5%

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre	2,435	2,478	-2%	Total throughput*	2,422	2,486	-3%

www.totalfinaelf.com	*includes share of Cepsa

Chemicals

Reminder: As of January 1, 2002, results of the Chlorochemicals activities have been moved from the Intermediates & Performance Polymers sector to the Petrochemicals & Plastics sector, which already includes the chlorovinyl chain. To reflect the broadening of this sector’s activity, the name has been changed to “Base chemicals & polymers”. The data presented in the table below has been restated for the year 2001 to take into account this change.

	2Q02	2Q01%		Chemicals — key figures (B€)	1H02	1H01%

	5.16	5.21	- 1%	Chemical Sales	9.91	10.49	- 6%

	2.00	1.97	+2%	• Base chemicals & polymers	3.79	4.13	- 8%

	1.04	1.10	- 5%	• Intermediates & performance polymers	2.01	2.26	- 11%

	2.11	2.12	—	• Specialties	4.08	4.08	—

	0.01	0.02	—	• Corporate — Chemicals	0.03	0.02	—

	0.24	0.29	- 17%	Operating income*	0.36	0.61	- 41%

	0	0.03	—	• Base chemicals & polymers	(0.07)	0.12	—

2, place de la Coupole La Défense 6 92 400 Courbevoie France	0.09	0.12	- 25%	• Intermediates & performance polymers	0.18	0.23	- 22%
Fax : 33 (1) 47 44 68 21	0.17	0.16	+6%	• Specialities	0.30	0.29	+3%
	(0.02)	(0.02)	—	• Corporate — Chemicals	(0.05)	(0.03)	—
Catherine ENCK
Tel. : 33 (1) 47 44 37 76	* excluding non-recurring items

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

EXHIBIT 99.5

TotalFinaElf accounts

2nd quarter and 1st half 2002 consolidated accounts, French GAAP (art. 215)

CONSOLIDATED STATEMENT OF INCOME
 TotalFinaElf

2nd Quarter	2nd Quarter			1st Half	1st Half
2002	2001		in millions of euros (1)	2002	2001

26,435	28,361		Sales	50,219	55,683
(22,352)	(23,449)		Operating expenses	(42,474)	(46,021)
(1,324)	(1,151)		Depreciation, depletion and amortization	(2,620)	(2,234)

			Operating income
(40)	(18)		Corporate	(106)	(99)
2,799	3,779		Business segments*	5,231	7,527

2,759	3,761		Total operating income	5,125	7,428

(32)	(30)		Interest expense, net	(67)	(129)
78	64		Dividend income from non-consolidated subsidiaries	84	86
(3)	(6)		Dividends on subsidiaries’ redeemable preferred shares	(5)	(11)
33	398		Other income (expense)	19	497
(1,437)	(1,806)		Provision for income taxes	(2,486)	(3,472)
174	211		Equity in income (loss) of affiliates	415	489

1,572	2,592		Income before amortization of acquisition goodwill	3,085	4,888

(48)	(48)		Amortization of acquisition goodwill	(84)	(87)

1,524	2,544		Consolidated Net Income	3,001	4,801

21	43		of which minority interest	69	94

1,503	2,501		NET INCOME **	2,932	4,707

2.23	3.57		Earnings per share (euros)***	4.37	6.69

		*	Operating income from business segments,
2,845	3,779		excluding non-recurring items	5,277	7,527

			Net operating income from business segments,
1,526	2,128		excluding non-recurring items	2,882	4,427

1,632	2,127	**	Net income (Group share), excluding non-recurring items	3,051	4,333

2.42	3.04	***	Earnings per share, excluding non-recurring items (euros)	4.54	6.16

			(1) except earnings per share

CONSOLIDATED BALANCE SHEET
TotalFinaElf

	in millions of euros

	June 30, 2002	March 31, 2002	Dec 31, 2002	June 30, 2001

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	2,977	3,232	3,196	3,318
Property, plant and equipment, net	39,273	41,833	41,274	40,313
Equity affiliates : investments and loans	7,605	7,952	7,592	7,951
Other investments	1,180	1,424	1,536	1,499
Other non-current assets	2,916	3,101	3,042	4,097

TOTAL NON-CURRENT ASSETS	53,951	57,542	56,640	57,178

CURRENT ASSETS
Inventories, net	6,397	6,416	6,622	6,717
Accounts receivable, net	14,079	14,784	13,497	16,601
Prepaid expenses and other current assets	5,917	7,138	7,263	5,053
Short-term investments	1,283	966	1,004	890
Cash and cash equivalents	3,863	8,891	3,574	6,136

TOTAL CURRENT ASSETS	31,539	38,195	31,960	35,397

TOTAL ASSETS	85,490	95,737	88,600	92,575

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	7,101	7,061	7,059	7,408
Paid-in surplus and retained earnings	31,382	31,986	30,544	32,638
Cumulative translation adjustment	(332)	1,365	1,252	1,690
Treasury shares	(5,388)	(5,331)	(4,923)	(6,614)

TOTAL SHAREHOLDERS’ EQUITY	32,763	35,081	33,932	35,122

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	501	573	567	590

MINORITY INTEREST	795	929	898	753

LONG-TERM LIABILITIES
Deferred income taxes	6,427	6,567	6,521	7,231
Employee benefits	3,236	3,352	3,355	3,673
Other liabilities	5,971	6,289	6,093	5,110

TOTAL LONG-TERM LIABILITIES	15,634	16,208	15,969	16,014

LONG-TERM DEBT	11,000	12,047	11,165	11,868

CURRENT LIABILITIES
Accounts payable	10,137	10,564	10,034	10,935
Other creditors and accrued liabilities	11,259	12,653	12,470	12,228
Short-term borrowings and bank overdrafts	3,401	7,682	3,565	5,065

TOTAL CURRENT LIABILITIES	24,797	30,899	26,069	28,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85,490	95,737	88,600	92,575

CONSOLIDATED STATEMENT OF CASH FLOW
 TotalFinaElf

2nd Quarter	2nd Quarter		1st Half	1st Half
2002	2001	in millions of euros	2002	2001

		CASH FLOW FROM OPERATING ACTIVITIES
1,524	2,544	Consolidated net income	3,001	4,801
1,447	1,257	Depreciation, depletion and amortization	2,824	2,428
73	431	Long-term liabilities, valuation allowances and deferred taxes	125	688
—	—	Impact of coverage of pension benefit plans	—	—
120	143	Unsuccessful exploration costs	244	275
(175)	(526)	(Gains)/Losses on sales of assets	(408)	(534)
71	(21)	Equity in income of affiliates (in excess of)/less than dividends received	(132)	(264)
(13)	62	Other changes, net	(11)	(60)

3,047	3,890	Cash flow from operating activities before changes in working capital	5,643	7,334
(197)	(1,378)	(Increase)/Decrease in operating assets and liabilities	(335)	(250)

2,850	2,512	CASH FLOW FROM OPERATING ACTIVITIES	5,308	7,084

		CASH FLOW FROM INVESTING ACTIVITIES
(1,733)	(1,636)	Intangible assets and property, plant and equipment additions	(3,350)	(3,256)
(106)	(98)	Exploration expenditures charged to expenses	(213)	(213)
(50)	(596)	Acquisitions of subsidiaries, net of cash acquired	(105)	(609)
(60)	159	Investments in equity affiliates and other securities	(107)	(372)
(151)	(216)	Increase in long-term loans	(434)	(370)

(2,100)	(2,387)	Total expenditures	(4,209)	(4,820)
25	47	Proceeds from sale of intangible assets and property, plant and equipment	103	164
5	12	Proceeds from sale of subsidiaries, net of cash sold	5	533
339	1,662	Proceeds from sale of non-current investments	652	1,985
94	227	Repayment of long-term loans	289	433

463	1,948	Total divestitures	1,049	3,115
(317)	(297)	(Increase)/Decrease in short-term investments	(279)	(245)

(1,954)	(736)	CASH FLOW FROM INVESTING ACTIVITIES	(3,439)	(1,950)

		CASH FLOW FROM FINANCING ACTIVITIES
		Issuance and repayment of shares:
437	7	Parent company’s shareholders	443	7
(57)	(1,008)	Share buy-back	(465)	(1,660)
8	6	Minority shareholders	18	6
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid:
(2,514)	(2,277)	Parent company’s shareholders	(2,514)	(2,277)
(81)	(114)	Minority shareholders	(84)	(120)
245	11	Net issuance/(repayment) of long-term debt	1,084	52
(4,222)	(2,483)	Increase/(Decrease) in short-term borrowings and bank overdrafts	(395)	559
(3)	(6)	Other changes, net	(5)	(11)

(6,187)	(5,864)	CASH FLOW FROM FINANCING ACTIVITIES	(1,918)	(3,444)

(5,291)	(4,088)	NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(49)	1,690
263	(67)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	338	(154)
8,891	10,291	Cash and cash equivalents at the beginning of the period	3,574	4,600

3,863	6,136	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,863	6,136

BUSINESS SEGMENTS INFORMATION
TotalFinaElf

	in millions of euros

2nd Quarter 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,888	17,387	5,157	3	—	26,435
- Intersegment sales	2,843	368	106	29	(3,346)	—

Total sales	6,731	17,755	5,263	32	(3,346)	26,435

Depreciation, depletion and amortization of tangible assets	(861)	(224)	(206)	(12)	—	(1,303)

Operating income excluding non-recurring items	2,325	278	242	(40)	—	2,805

Amortization of intangible assets and acquisition goodwill	(6)	(42)	(63)	(6)	—	(117)
Equity in income (loss) of affiliates	33	42	—	99	—	174
Other items in net operating income	54	5	(13)	101	—	147
Tax on net operating income	(1,205)	(65)	(59)	43	—	(1,286)

Net operating income excluding non-recurring items	1,201	218	107	197	—	1,723

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(49)

Net income excluding non-recurring items						1,632

Gross expenditures	1,556	228	284	32	—	2,100
Divestitures at selling price	106	47	9	301	—	463
Cash flow from operating activities	1,705	805	48	292	—	2,850

2nd Quarter 2001
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,469	19,678	5,205	9	—	28,361
- Intersegment sales	3,244	571	146	9	(3,970)	—

Total sales	6,713	20,249	5,351	18	(3,970)	28,361

Depreciation, depletion and amortization of tangible assets	(697)	(239)	(204)	(11)	—	(1,151)

Operating income excluding non-recurring items	2,585	904	290	(18)	—	3,761

Amortization of intangible assets and acquisition goodwill	(8)	(24)	(47)	(5)	—	(84)
Equity in income (loss) of affiliates	69	49	2	91	—	211
Other items in net operating income	93	3	(5)	19	—	110
Tax on net operating income	(1,425)	(264)	(94)	49	—	(1,734)

Net operating income excluding non-recurring items	1,314	668	146	136	—	2,264

Net cost of net debt						(88)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(49)

Net income excluding non-recurring items						2,127

Gross expenditures	1,509	375	346	157	—	2,387
Divestitures at selling price	228	60	34	1,626	—	1,948
Cash flow from operating activities	2,075	849	313	(725)	—	2,512

1st Half 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	8,017	32,290	9,905	7	—	50,219
- Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219

Depreciation, depletion and amortization of tangible assets	(1,711)	(453)	(413)	(22)	—	(2,599)

Operating income excluding non-recurring items	4,341	573	363	(106)	—	5,171

Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)	—	(185)
Equity in income (loss) of affiliates	119	101		195	—	415
Other items in net operating income	109	19	(20)	114	—	222
Tax on net operating income	(2,291)	(161)	(93)	154	—	(2,391)

Net operating income excluding non-recurring items	2,267	468	147	350	—	3,232

Net cost of net debt						(82)

Minority interests and dividends on subsidiaries’ redeemable preferred shares						(99)

Net income excluding non-recurring items						3,051

Gross expenditures	3,199	360	540	110	—	4,209
Divestitures at selling price	329	82	41	597	—	1,049
Cash flow from operating activities	3,397	1,386	38	487	—	5,308

1st Half 2001
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	7,510	37,665	10,488	20	—	55,683
- Intersegment sales	6,540	1,099	241	17	(7,897)	—

Total sales	14,050	38,764	10,729	37	(7,897)	55,683

Depreciation, depletion and amortization of tangible assets	(1,341)	(474)	(397)	(22)	—	(2,234)

Operating income excluding non-recurring items	5,158	1,760	609	(99)	—	7,428

Amortization of intangible assets and acquisition goodwill	(9)	(42)	(92)	(7)	—	(150)
Equity in income (loss) of affiliates	192	103	5	189	—	489
Other items in net operating income	177	123	(7)	19	—	312
Tax on net operating income	(2,782)	(579)	(189)	113	—	(3,437)

Net operating income excluding non-recurring items	2,736	1,365	326	215	—	4,642

Net cost of net debt						(204)

Minority interests and dividends on subsidiaries’ redeemable preferred shares						(105)

Net income excluding non-recurring items						4,333

Gross expenditures	3,347	504	746	223	—	4,820
Divestitures at selling price	380	982	112	1,641	—	3,115
Cash flow from operating activities	4,190	1,857	680	357	—	7,084